[redacted]

08001483

19 March 2008

SUPPL

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
100 F Street NE, Mail Stop 3628
Washington DC 205 49-0302
USA

FAX: 00 1 202 772 9207

FILE REFERENCE NO.
082-04569

Dear Sir/Madam

ABSA GROUP LIMITED: SENS ANNOUNCEMENTS

Attached please find copies of announcements in respect of dealings in securities by:

- a Director (G Griffin) in Absa Group Limited ordinary shares as published on the Johannesburg Securities Exchange's News Service (SENS) on 14 March 2008.

Should you require any further information, please do not hesitate to contact us at the above address or telephone number.

Yours faithfully

PROCESSED
MAR 2 8 2008
THOMSON
FINANCIAL

A Pawson
Company Secretary

dlw 3/27

ABSA GROUP LIMITED
(Incorporated in the Republic of South Africa)
(Registration number: 1986/003934/06)
ISIN: ZAE000067237
JSE share code: ASA
Issuer code: AMAGB
(Absa Group)

ABSA BANK LIMITED
(Incorporated in the Republic of South Africa)
(Registration number: 1986/004794/06)
ISIN: ZAE000079810
JSE share code: ABSP
(Absa Bank)

NOTICE OF DEALINGS IN SECURITIES IN TERMS OF PARAGRAPHS 3.63 TO 3.74 OF THE JSE LIMITED (JSE) LISTINGS REQUIREMENTS

In compliance with paragraphs 3.63 to 3.74 of the JSE Listings Requirements the following information is disclosed:

Name:	G Griffin
Designation:	Absa Group and Absa Bank non-executive director
Date of transaction:	14 March 2008
Number of shares purchased:	4 000 at 9 980 cents per share
Nature of transaction:	Purchase of shares
Class of securities:	Absa Group ordinary shares
Value of transaction:	R399 200.00
Nature of interest:	Direct beneficial

Clearance has been obtained in respect of this dealing in securities.

Sponsor:
Merrill Lynch South Africa (Proprietary) Limited

Johannesburg
18 March 2008

END